Umami Sustainable Seafood Inc.

1230 Columbia Street

Suite 440

San Diego, California 92101

October 30, 2013

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Re:	Umami Sustainable Seafood Inc. - Request to Withdraw Registration Statement on Form S-1 filed on June 1, 2011 (File No. 333-174651)

Dear Mr. Reynolds:

On behalf of Umami Sustainable Seafood Inc., a Nevada corporation (the “Company”), and pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-174651), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on June 1, 2011. The Company has determined not to utilize the Registration Statement for a public offering at this time, as the Company has no plans to pursue a sale of public equity at this time and therefore requests that the Commission consent to this application pursuant to Rule 477(a) under the Securities Act.

The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein.

Accordingly, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please email or mail a copy of the order to me at tim.fitzpatrick@umamiseafood.com or at the address listed above.

If you have any questions regarding this application for withdrawal, please contact me at (619) 770-9121.

Sincerely,

/s/ Timothy P. Fitzpatrick
Timothy P. Fitzpatrick
Chief Executive Officer